Sparton Corporation (NYSE:SPA)

425 North Martingale Road

Suite 2050

Schaumburg, Illinois 60173

800.772.7866

www.sparton.com

January 14, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Sparton Corporation

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed September 5, 2012

File No. 001-1000

Dear Ms. Collins:

This letter is a response from Sparton Corporation (the “Company”) to the Staff’s comment letter dated January 3, 2013, with regard to the above filing. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K Fiscal Year Ended June 30, 2012

Notes to the Consolidated Financial Statements

Note 8. Income Taxes, Page F-20

1.	Comment: We note from your disclosures on page F-22 that your Vietnam operations are subject to a four-year tax holiday from the time the entity begins to generate taxable income. We further note that the Vietnamese operations resulted in taxable income in each of the years ended June 30, 2012, 2011 and 2010. Please tell us your consideration to disclose the aggregate dollar and per share effects of the tax holiday for each period presented. We refer you to Staff Accounting Bulletin, Topic 11.C.

Response: The Company thanks the Staff for its comment. The dollar effect on the Company’s net income resulting from Vietnam tax holiday for the fiscal years ended June 30, 2012, 2011 and 2010 were $0.1 million, $0.3 million and $0.1 million, respectively. The effect on basic and diluted earnings per share for the fiscal years ended June 30, 2012, 2011 and 2010 were $0.01, $0.03 and $0.01, respectively. The Company will make equivalent disclosures in its future filings on Form 10-K.

Note 10. Commitments and Contingencies

Environmental Remediation, Page F-27

1.	Comment: You disclose on page F-28 that you are involved in certain existing compliance issues with the EPA and various state agencies, including being named as a potentially responsible party at several sites. You further disclose that potentially responsible parties can be jointly and severally liable for the clean-up costs at any specific site. It is unclear from these disclosures whether you believe there are reasonably possible losses related to these compliance issues. If there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred, in your next period filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. Please refer to ASC 450-20-50.

Response: Again the Company thanks the Staff for its comment. The Company will amend its PRP discussion in future filings as follows:

The Company and its subsidiaries are also involved in certain existing compliance issues with the EPA and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (“PRP”s) can be held jointly and severally liable for the clean-up costs at any specific site. The Company’s past experience, however, has indicated that when it has contributed relatively small amounts of materials or waste to a specific site relative to other PRPs, its ultimate share of any clean-up costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed as a PRP and that reasonably possible losses related to these compliance issues are immaterial.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 847-762-5812 if you have any questions about the foregoing or need additional information.

Sincerely, Sparton Corporation

/s/ Mark L. Schlei
Mark L. Schlei Senior Vice President and Chief Financial Officer